Exhibit 99.2

Canadian Solar Inc.

(the “Company”)

Annual and Special Meeting of Shareholders

June 22, 2022

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual and special meeting of shareholders of the Company held on June 22, 2022 (the “Meeting”) and the outcome of the vote for each such matter.

1.	The following persons were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting. The votes cast for each person were as follows:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To elect directors for ensuing year
Shawn (Xiaohua) Qu	27,811,219	92.61%	2,218,644	7.39%
Harry E. Ruda	29,704,322	98.92%	325,711	1.08%
Andrew (Luen Cheung) Wong	24,611,481	81.96%	5,418,382	18.04%
Lap Tat Arthur Wong	27,862,666	92.78%	2,167,197	7.22%
Lauren C. Templeton	25,911,773	86.29%	4,118,090	13.71%
Karl E. Olsoni	29,744,322	99.05%	285,541	0.95%
Leslie Li Hsien Chang	29,000,951	96.57%	1,028,912	3.43%
Yan Zhuang	29,889,239	99.53%	140,624	0.47%
Huifeng Chang	27,618,416	91.97%	2,411,447	8.03%

2.	Deloitte Touche Tohmatsu Certified Public Accountants LLP was re-appointed as auditors of the Company for the ensuing year at such remuneration as may be fixed by the directors by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting, and the directors were authorized to fix such remuneration. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
35,293,874	99.32%	244,614	0.68%

3.	The special resolution in respect of the continuance of the Company from the provincial jurisdiction of the Province of British Columbia under the Business Corporations Act (British Columbia) to the provincial jurisdiction of the Province of Ontario under the Business Corporations Act (Ontario) was passed by the required two-thirds majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
29,946,451	99.72%	83,412	0.28%

Date: June 22, 2022